Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On April 10, 2024, a trust of which John J. Fisher is a trustee gifted 21,659 shares.

On May 29, 2024, a trust of which John J. Fisher is a trustee gifted 2,500,000 shares to a trust of which John J. Fisher has sole voting power.

On May 29, 2024, a trust of which John J. Fisher has sole voting power gifted 4,000,000 shares to a trust of which John J. Fisher has sole dispositive power.